FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 30, 2005

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with

Rule 12g3-2(b):82-      ]

Index to Exhibits

Exhibit No.	Description

1	Media Release – Westpac moves to full ownership of Hastings

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: June 30, 2005	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

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Media Release

30 June 2005

Westpac moves to full ownership of Hastings

Westpac Banking Corporation said today that the settlement of the acquisition of the remaining 49% of shares in Hastings Funds Management was proceeding on track and is expected to be completed by 30 September 2005.

The price for the remaining 49% interest in Hastings will be calculated using a pre-agreed formula that incorporates both funds under management and profit up to 30 June 2005.

Hastings Funds Management will be fully consolidated in Westpac’s financial accounts after 30 June 2005.

Westpac acquired its initial 51% interest in Hastings in August 2002 as part of a strategy to expand into specialised funds management. Hastings was established in 1994 as a specialist investment manager of alternative assets.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510

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